SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

CNH GLOBAL N.V.

Form 6-K for the month of April 2009

List of Exhibits:

1.	Press Release entitled, “CNH Reports First Quarter 2009 Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

April 23, 2009

FOR IMMEDIATE RELEASE

For more information contact:

Ralph Traviati	News and Information	(630) 887-2345
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Reports First Quarter 2009 Results

•	First quarter results impacted by adverse global economic conditions

•	$250 million to be invested in reorganization

•	$1.2 billion new funding transactions closed in first quarter

BURR RIDGE, IL. – (MARKET WIRE) – CNH Global N.V. (NYSE: CNH - News) April 23, 2009:

In the first quarter of 2009, CNH’s financial results were impacted by negative global economic conditions. CNH’s North American sales of higher horsepower agricultural tractors and combine harvesters remained strong while the global construction equipment market continued to deteriorate. First quarter performance was also adversely effected by a strong U.S. dollar, weak markets in the international region and ABS transactions. CNH’s first quarter 2009 diluted loss per share, after tax, was $(0.53) compared with earnings of $0.47 in the first quarter of 2008. Results include restructuring charges, after tax, of $1 million in the quarter, compared with $13 million in the prior year. CNH’s first quarter 2009 diluted loss per share before restructuring, after tax, was $(0.53) compared with earnings of $0.53 in the first quarter of 2008.

CNH also announced that it will invest approximately $250 million over the next 12 months to reduce costs and improve operating efficiency.

First Quarter 2009 Highlights

(Unaudited, US$ in millions, except per share data)

	Quarter ended		Percent Change
	3/31/09	3/31/08
Net Sales of Equipment	$3,052	$4,099	(25.5)%
Equipment Operations Operating Profit	$39	$264	(85.2)%
Financial Services Net Income	$1	$52	(98.1)%
Consolidated Net Income (Loss) attributable to CNH	$(126)	$112	(212.5)%
Restructuring (After Tax)	$1	$13	(92.3)%
Net Income (Loss) Before Restructuring, After Tax	$(125)	$125	(200.0)%
Diluted Earnings (Loss) Per Share (EPS)	$(0.53)	$0.47	(212.8)%
Diluted EPS Before Restructuring, After Tax	$(0.53)	$0.53	(200.0)%

“CNH acted quickly to address fast changing and difficult market conditions in the first quarter of 2009. We continued to reduce construction equipment production schedules around the world and slowed output of selected agricultural equipment products in response to market difficulties in the CIS and Latin American regions. Although this decision had a negative impact on earnings in the quarter it was the correct decision in the current market conditions. At the same time, we built inventory for specific agricultural segments to meet second quarter demand. Overall, the increase of inventories was $400 million lower than in the first quarter of 2008,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “We anticipated a turbulent 2009 and expected the first quarter to be particularly challenging, and that certainly was the case.”

“The global economic environment continued to weigh heavily on the capital equipment markets and industry sales of both construction and agricultural equipment. This was the third consecutive quarter in which CNH’s construction equipment net sales have fallen and the underlying economic conditions have continued to decline in the month of April. Agricultural equipment net sales in the international region markets declined in the quarter, as did lower horsepower tractor sales in North America. Agricultural equipment net sales in Western Europe were up in constant currency, in the quarter, although the rate of growth has declined significantly from previous quarters. CNH continued actions to mitigate declining industry sales volumes by reducing or shutting down production in all affected businesses, reducing headcount and eliminating costs. The magnitude and speed of industry declines leads us to believe that such actions are not sufficient. Accordingly, we are today announcing a $250 million global industrial consolidation and reorganization plan to further adjust cost and operating levels. In addition, as a result of the unprecedented decline in the global construction equipment market, we have undertaken a thorough review of the positioning of our CE brands. Based on preliminary findings, actions will be introduced, starting in the second quarter of 2009, designed to streamline the business, reinforce the product architectures and significantly reduce the costs associated with the management of the networks; while improving our brand value and customer support.”

First Quarter 2009 Brand Activities

Despite economic conditions, CNH continued to focus on providing its customers with industry leading products.

Case IH Agriculture expanded its Magnum tractor range in North America, while the international region saw the introduction of the Quantum N and V specialty tractors, enlarging the narrow and vineyard offerings.

New Holland Agriculture launched the 167 to 225 HP T7000 Auto Command range in Europe designed for cash crop farmers and contractors. It features the new in-house manufactured CVT transmission to optimize engine speeds and operating costs. New Holland Latin America introduced the T4030 75 HP standard tractor, ideal for mid-sized farms, as well as family agriculture.

Case Construction introduced 7 new models of its B Series excavators with increased fuel efficiency and lower noise levels.

New Holland Construction focused on the non-residential construction area, integrating its current product offering with configurations specific to infrastructure and demolition, as well as waste management applications.

First Quarter 2009 Operating Review – Equipment Operations

In Agricultural Equipment, North American industry retail unit sales of large 4-wheel drive tractors, combines, self-propelled sprayers and row crop planters grew in the first quarter, while sales of two-wheel drive tractors declined. Western European industry retail unit sales were somewhat stronger while Latin American and Rest of World industry sales declined. Overall, CNH’s Agricultural Equipment Net Sales declined (12%) for the quarter compared with the first quarter of 2008 largely as a result of the stronger U.S. dollar. On a constant currency basis, Agricultural Equipment Net Sales declined 2% for the quarter.

Net Sales of Equipment	Quarter ended		Percent Change
(Unaudited, US$ in millions, except percents)	3/31/09	3/31/08
Agricultural Equipment	$2,572	$2,925	(12.1)%
Construction Equipment	$480	$1,174	(59.1)%

Total Net Sales of Equipment	$3,052	$4,099	(25.5)%

Construction Equipment Net Sales declined 59% in the first quarter, including a reduction of 5% due to changes in exchange rates. Worldwide construction equipment industry retail unit sales declined 57%, with industry retail sales of light construction equipment down approximately 61% and industry retail unit sales of heavy construction equipment down 50%. As in the second half of 2008, CNH idled most of its construction equipment production facilities to reduce company and dealer inventories, and unit production of heavy and light equipment was 80% below the first quarter of 2008. During the quarter, industry unit sales declined faster than anticipated and therefore our inventory declined less than expected. Industry retail unit sales of heavy and light equipment in Latin American and Rest-of-World markets were down by 63% and 52% respectively, continuing their dramatic decline which began in the fourth quarter of 2008, and Western Europe and North America were also down 68% and 49% respectively.

Equipment Operations Gross Profit and Margin

CNH’s Gross Profit declined, as mix improvements and pricing actions were offset by the industry weakness in global Construction Equipment and Agricultural Equipment in Latin American and Rest of World markets, CNH’s dealer inventory reduction actions, the negative impacts of exchange rate changes and increases in material costs. This resulted in a 39% decrease in CNH’s Gross Profit in the quarter compared with the first quarter of 2008. Agricultural Equipment’s Gross Margin declined 1.8 percentage points compared with the first quarter of 2008, while Construction Equipment’s Gross Margin declined 13.1 percentage points, for a net 3.2 percentage point decline in Equipment Operations Gross Margin relative to the comparable period in the prior year.

Equipment Operations	Quarter ended
(Unaudited, US$ in millions, except percents)	3/31/09	3/31/08	Change
Gross Profit	$425	$700	(39.3)%
Gross Margin	13.9%	17.1%	(3.2	)%pts

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit declined 85% in the quarter compared with the first quarter of 2008 driven by the decline in Gross Profit.

Equipment Operations			Change
Operating Profit and Margin	Quarter ended
(Unaudited, US$ in millions, except percents)	3/31/09	3/31/08
Agricultural Equipment	$130	$235	(44.7)%
Construction Equipment	$(91)	$29	(413.8)%

Total Operating Profit	$39	$264	(85.2)%

Agricultural Equipment	5.1%	8.0%	(2.9	)pts
Construction Equipment	(19.0)%	2.5%	(21.5	)pts
Total Operating Margin	1.3%	6.4%	(5.1	)pts

Agricultural Equipment’s Operating Margin declined by 2.9 percentage points, reflecting the Gross Margin decline, further impacted by R&D and SG&A costs, which declined in dollars but increased as a percentage of net sales. Construction Equipment’s Operating Margin declined in the quarter also reflecting the Gross Margin decline and R&D and SG&A costs which declined in dollars but increased as a percentage of net sales.

First Quarter 2009 Operating Review – Financial Services

Financial Services Highlights	Quarter ended		Percent
(Unaudited, US$ in millions, except percents)	3/31/09	3/31/08	Change
Net Income attributable to CNH	$1	$52	(98.1)%
Net Income Before Restructuring, After Tax	$2	$52	(96.2)%
On-Book Asset Portfolio	$9,131	$10,600	(13.9)%
Managed Asset Portfolio	$16,982	$19,190	(11.5)%

CNH Financial Services’ on-book portfolio totaled $9.1 billion at March 31, 2009, down 7% from year-end 2008 and down 14% from March 31, 2008, primarily due to reduced originations and off-book funding transactions concluded in the first quarter of 2009. First quarter Net Income of $1 million declined from the first quarter of 2008 due primarily to $47 million of reduced asset-backed securitization (“ABS”) gains, higher risk costs, and higher interest rate hedging and expense costs.

Financial Services closed $1.2 billion of new transactions in the quarter, utilizing the public asset securitization and private bank markets. In addition, the maturity of the company’s $1.2 billion retail warehouse facility was extended to 2010. The U.S. government’s Term Asset-Backed Loan Facility (“TALF”) now permits the company’s retail and floor plan receivables to be used as collateral for government loans to investors in ABS transactions. Financial Services believes available sources of funding will be sufficient to meet customer financing needs. Funding needs in Europe were similarly met by a combination of new credit facilities and continued support of the retail joint-venture by the BNP Paribas group.

First Quarter 2009 Net Result

CNH’s first quarter 2009 Net Loss was $126 million compared with a profit of $112 million in the first quarter of 2008. In addition to the $225 million reduction in Operating Profit and the decline in Financial Services Net income, Equity Income in Equipment Operation’s Unconsolidated Subsidiaries declined by $32 million, reflecting primarily the results of the company’s unconsolidated construction equipment joint ventures.

Results include restructuring charges, after tax, of $1 million in the quarter, compared with $13 million in the first quarter of 2008. Net income (Loss) excluding restructuring charges, after tax, was a loss of $125 million, compared to a profit of $125 million in the prior year.

Equipment Operations Cash Flow and Net (Cash) / Debt

Equipment Operations Cash Flow and Net Debt	Quarter ended
(Unaudited, U.S. GAAP, US$ in millions)	3/31/09	3/31/08
Net Income (Loss) attributable to CNH	$(126)	$112
Depreciation & Amortization	62	61
Changes in Working Capital*	(470)	(437)
Other***	99	90

Cash Generated/(Used) by Operating Activities	(435)	(174)
Net Cash from Investing Activities**	(44)	(79)
All Other, Including FOREX Impact for the Period	14	(27)

Net (Decrease) in Cash	$(465)	$(280)

Net Debt (Cash)	$888	$(206)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FOREX impact for the period.
**	Excluding Net (Deposits In) Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).
***	Changes in Other items such as marketing programs and tax accruals.

Equipment Operations’ Net Debt position increased in the first quarter by $465 million to $888 million. Cash was absorbed by operating losses, increases in working capital and capital expenditures. The increase in working capital was primarily due to a decline in accounts payable related to reduced production levels and to seasonal increases in company agricultural equipment inventories partially offset by a reduction in receivables.

Compared with December 31, 2008, Financial Services’ Net Debt decreased by $645 million during the quarter to $7.6 billion at March 31, 2009 due primarily to lower levels of wholesale financing receivables, and sales of loans and lease receivables.

2009 Equipment Operations Market Outlook

The unprecedented scope and depth of the world financial crisis continues to impact the global economy and the capital equipment markets. Although there are some signs that indicate that the rate of decline may be moderating, economic recovery appears to be at least nine months away.

Although we anticipate that full year global agricultural fundamentals will remain solid, we believe worldwide industry retail unit sales will continue to be impacted by challenging financial and credit conditions in most regions and that increasing financial uncertainty may cause farmers to further delay or defer purchasing new equipment. We anticipate that cash grain commodity prices will remain at higher levels than in 2007 and farm production input cost pressures will ease. In addition, we expect that global wheat and coarse grain production will exceed consumption resulting in higher corn, soybean and wheat stocks-to-use ratios. We expect that U.S. Net Farm Cash Income will be at near-record levels. For the full year, we now expect worldwide industry retail unit sales of Over-40 horsepower tractors to be down 10 to 15% and industry retail unit sales of combines to be down 25 to 30%. We expect continued weakness in the Under-40 horsepower tractor segment in North America with full year industry retail unit sales down approximately 25%, due in large part to the ongoing weakness in the residential construction and housing markets.

For the second quarter of 2009, CNH expects global agricultural equipment industry retail unit sales to reflect increasing levels of farmer uncertainty related to economic conditions, tight financial and credit conditions in certain markets and adverse weather impacts which could also delay planting activities in some areas. Consequently, in the second quarter, we expect worldwide industry retail unit sales of Over-40 horsepower tractors to decline by approximately 20% and industry retail unit sales of combines to be down 25 to 30%. In the second quarter, we expect the Under-40 horsepower tractor segment in North America to be down 25 to 30%.

We also expect weakness in global construction equipment industry retail unit sales to continue throughout 2009, with full year industry retail unit sales down 35 to 40% compared with full year 2008. For the full year, we expect significant industry sales declines to occur in all major markets. We do not expect that global or OECD GDP will grow and we expect construction activity levels will continue to weaken. Although unprecedented levels of governmental stimulus actions are being implemented throughout the world, we expect signs of recovery in the fourth quarter. Pending such positive impact, stimulus actions may only serve to offset new declines in other types of construction spending.

For the second quarter of 2009, CNH expects global construction equipment industry retail unit sales to be down 40 to 45% compared with the second quarter of 2008.

2009 CNH Outlook

CNH expects Equipment Operations Net Sales for full year 2009 to be down 15 to 25% from 2008 as some first-half strength in North American high horsepower tractors and combines is offset by declines in all other agricultural equipment markets, further weakness in construction equipment sales and effects of translating foreign sales into the stronger U.S. dollar. To compensate for lower levels of market demand and to reduce inventory levels, CNH is continuing to adjust production in its plants to align with market demand.

CNH is managing its Financial Services’ portfolios to deal with financial market volatility. The Company expects Financial Services’ ongoing emphasis on strict underwriting controls and disciplined receivables management to result in continued solid performance of its receivables portfolio.

These expectations are based, among other things, on the ability of the Financial Services business to secure funding. CNH expects to participate in TALF eligible transactions and other financing transactions in the second quarter. CNH continues to explore other sources of funding, either directly or by way of third party financing provided directly to its customers. The impact of utilizing these sources of funding may be an increase in interest expense and potential losses on the sale of receivables. Currently, CNH expects the profitability of Financial Services to be limited, but does not expect this to have a negative impact on Equipment Operations Sales.

The estimated $250 million of consolidation and reorganization actions, announced today, to further adjust cost and operating levels, have been developed to right size CNH’s structure in light of the current economic situation and expectations, while preserving flexibility to take advantage of growth opportunities as market conditions allow. These plans include further personnel reductions, cost reduction initiatives, re-organizations, and/or restructurings. The plans may affect all of the company’s businesses as we seek to increase our ability to cost effectively manufacture quality products for our customers. In accordance with labor and other regulations throughout the world, the company will meet and discuss proposed actions with affected areas, as required, prior to finalizing any initiatives, and expects to announce further details in the coming months.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its first quarter 2009 results. The conference call Webcast will begin at approximately 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider important economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs, consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Furthermore, in light of recent difficult economic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our outlook and any estimates or forecasts of particular periods that we provide are uncertain. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2008.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended March 31,
	2009	2008	% Change
		(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,572	$2,925	(12)%
Construction equipment	480	1,174	(59)%

Total net sales	3,052	4,099	(26)%

Financial services	258	316	(18)%
Eliminations and other	(44)	(50)

Total revenues	$3,266	$4,365	(25)%

Net sales:
North America	$1,362	$1,290	6%
Western Europe	917	1,385	(34)%
Latin America	320	595	(46)%
Rest of World	453	829	(45)%

Total net sales	$3,052	$4,099	(26)%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2009	2008	2009	2008	2009	2008
	(in Millions, except per share data)
Revenues
Net sales	$3,052	$4,099	$3,052	$4,099	$—	$—
Finance and interest income	214	266	34	45	258	316

Total	3,266	4,365	3,086	4,144	258	316

Costs and Expenses
Cost of goods sold	2,627	3,399	2,627	3,399	—	—
Selling, general and administrative	380	401	293	330	87	71
Research and development	93	106	93	106	—	—
Restructuring	2	18	1	18	1	—
Interest expense	186	186	79	75	140	151
Interest compensation to Financial Services	—	—	42	67	—	—
Other, net	75	90	47	62	31	16

Total	3,363	4,200	3,182	4,057	259	238

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(97)	165	(96)	87	(1)	78
Income tax provision	17	63	17	33	—	30
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	2	4	1	52	2	4
Equipment Operations	(21)	11	(21)	11	—	—

Net income (loss)	(133)	117	(133)	117	1	52

Net income (loss) attributable to noncontrolling interests	(7)	5	(7)	5	—	—

Net Income (loss) attributable to CNH Global N.V.	$(126)	$112	$(126)	$112	$1	$52

Weighted average shares outstanding:
Basic	237.4	237.2

Diluted	237.4	237.7

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic:
EPS before restructuring, after tax	$(0.53)	$0.53

EPS	$(0.53)	$0.47

Diluted:
EPS before restructuring, after tax	$(0.53)	$0.53

EPS	$(0.53)	$0.47

Dividends per share	$—	$—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	(in Millions)
Assets
Cash and cash equivalents	$670	$633	$155	$173	$515	$460
Deposits in Fiat affiliates cash management pools	1,452	2,058	1,079	1,666	373	392
Accounts, notes receivable and other - net	9,992	10,713	1,356	1,478	8,811	9,461
Intersegment notes receivable	—	—	2,381	2,295	—	—
Inventories	4,537	4,485	4,537	4,485	—	—
Property, plant and equipment - net	1,606	1,617	1,602	1,613	4	4
Equipment on operating leases - net	581	604	5	5	576	599
Investment in Financial Services	—	—	2,068	2,073	—	—
Investments in unconsolidated affiliates	424	473	341	371	83	102
Goodwill and other intangibles	3,079	3,105	2,929	2,950	150	155
Other assets	1,917	1,771	1,418	1,320	499	451

Total Assets	$24,258	$25,459	$17,871	$18,429	$11,011	$11,624

Liabilities and Equity
Short-term debt	$3,287	$3,480	$829	$716	$2,458	$2,764
Intersegment short-term debt	—	—	—	—	1,971	1,976
Accounts payable	2,365	2,735	2,428	2,860	103	93
Long-term debt, including current maturities	7,321	7,877	3,674	3,841	3,647	4,036
Intersegment long-term debt	—	—	—	—	410	319
Accrued and other liabilities	4,922	4,792	4,578	4,438	353	362

Total Liabilities	17,895	18,884	11,509	11,855	8,942	9,550
Equity	6,363	6,575	6,362	6,574	2,069	2,074

Total Liabilities and Equity	$24,258	$25,459	$17,871	$18,429	$11,011	$11,624

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt”	$8,486	$8,666	$888	$423	$7,598	$8,243

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Year Ended March 31,		Year Ended March 31,		Year Ended March 31,
	2009	2008	2009	2008	2009	2008
	(in Millions)
Operating Activities:
Net income (loss)	$(133)	$117	$(133)	$117	$1	$52
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	92	85	62	61	30	24
Intersegment activity	—	—	(89)	(101)	89	101
Changes in operating assets and liabilities	(529)	(376)	(224)	(205)	(305)	(171)
Other, net	(41)	4	(51)	(46)	9	(2)

Net cash from operating activities	(611)	(170)	(435)	(174)	(176)	4

Investing Activities:
Expenditures for property, plant and equipment	(46)	(51)	(46)	(51)	—	—
Expenditures for equipment on operating leases	(44)	(54)	—	—	(44)	(54)
Net (additions) collections from retail receivables and related securitizations	699	(1,284)	—	—	699	(1,284)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	577	217	563	235	14	(18)
Other, net	43	(1)	2	(28)	41	20

Net cash from investing activities	1,229	(1,173)	519	156	710	(1,336)

Financing Activities:
Intersegment activity	—	—	(91)	(345)	91	345
Net increase (decrease) in indebtedness	(576)	1,281	(5)	285	(571)	996
Dividends paid	—	—	—	—	—	—
Other, net	—	—	—	—	—	7

Net cash from financing activities	(576)	1,281	(96)	(60)	(480)	1,348

Other, net	(5)	11	(6)	5	1	6

Increase (decrease) in cash and cash equivalents	37	(51)	(18)	(73)	55	22
Cash and cash equivalents, beginning of period	633	1,025	173	405	460	620

Cash and cash equivalents, end of period	$670	$974	$155	$332	$515	$642

See Notes to Condensed Consolidated Financial Statements.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2008 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2009. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of March 31, 2009, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Recent Accounting Developments – As of the beginning of 2009, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair value Measurements” (“SFAS No. 157”) as it applies to non-financial assets and liabilities, SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 Revised”), and SFAS No. 160 “Noncontrolling interests in Consolidated Financial Statements – as amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”).

In September, 2006, the Financial Accounting Standard Board (“FASB”) issued SFAS No. 157 which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued FSP No. FAS 157-2 which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP. On January 1, 2008, CNH adopted SFAS No. 157 except as it applied to those nonfinancial assets and nonfinancial liabilities. The adoption of SFAS No. 157 for all remaining nonfinancial assets and nonfinancial liabilities on January 1, 2009, did not have a material impact to CNH’s financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 Revised which establishes principles and requirements for how an acquirer in a business combination has to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141 Revised also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

SFAS No. 141 Revised is effective for business combinations occurring in fiscal years beginning after December 15, 2008. The adoption of SFAS No. 141 Revised on January 1, 2009, did not have a material impact to CNH’s financial position and results of operation.

In December 2007, the FASB issued SFAS No. 160 which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 was effective for fiscal years beginning after December 15, 2008. The accounting requirements of SFAS No. 160 were applied prospectively to all non-controlling interests, including those that arose before the effective date. The presentation and disclosure requirements were applied retrospectively for all periods presented, as required by the SFAS No. 160.

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan (“CNH EIP”).

For the three months ended March 31, 2009 and 2008, pre-tax stock-based compensation costs were approximately $1 million and $8 million, respectively.

4.	Accounts and Notes Receivable – In CNH’s receivables securitization programs, certain retail, wholesale and credit card receivables are sold and not included in the Company’s consolidated balances sheets.

The following table summarizes the principal amount of our retail and wholesale receivables in the United States, Canada and Europe which are not included in our consolidated balances sheet as of March 31, 2009 and December 31, 2008:

	March 31, 2009	December 31, 2008
	(in millions)
Wholesale receivable	$2,358	$2,328
Retail and other notes and finance leases	3,433	3,044
Credit card receivables	147	186

Total	$5,938	$5,558

In North America, Financial Services closed over $1 billion of new transactions during the first quarter of 2009, utilizing the public asset securitization and private bank markets. A loss of $30 million was incurred on the sales of these receivables. The Australian warehouse facility limit increased by AUS $60 million to bring the facility from AUS $440 million to AUS $500 million and an additional portfolio of wholesale receivables was sold to factors in some European jurisdictions.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

5.	Inventories – Inventories as of March 31, 2009 and December 31, 2008 consist of the following:

	March 31, 2009	December 31, 2008
	(in millions)
Raw materials	$906	$995
Work-in-process	300	323
Finished goods and parts	3,331	3,167

Total Inventories	$4,537	$4,485

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the three month ended March 31, 2009:

	Balance at December 31, 2008	Amortization	Foreign Currency Translation and Other	Balance at March 31, 2009
	(in millions)
Goodwill	$2,347	$—	(4)	2,343
Other Intangibles	758	(15)	(7)	736

Total Goodwill and Other Intangibles	$3,105	$(15)	(11)	3,079

As of March 31, 2009 and December 31, 2008, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2009			December 31, 2008
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$377	$200	$177	$379	$197	$182
Dealer network	25	216	80	136	216	78	138
Software	5	362	244	118	371	238	133
Other	10-30	65	32	33	60	27	33

		1,020	556	464	1,026	540	486
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,292	$556	$736	$1,298	$540	$758

CNH recorded amortization expense of approximately $15 million for the three months ended March 31, 2009 and $65 million for the year ended December 31, 2008.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of March 31, 2009 and December 31, 2008:

	Consolidated		Equipment Operations		Financial Services
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	(in millions)
Short-term debt:
With Fiat affiliates	$1,886	$2,240	$329	$356	$1,557	$1,884
Other	1,401	1,240	500	360	901	880
Intersegment	—	—	—	—	1,971	1,976

Total short-term debt	3,287	3,480	829	716	4,429	4,740

Long-term debt:
With Fiat affiliates	2,815	2,984	1,656	1,766	1,159	1,218
Other	4,506	4,893	2,018	2,075	2,488	2,818
Intersegment	—	—	—	—	410	319

Total long-term debt	7,321	7,877	3,674	3,841	4,057	4,355

Total debt:
With Fiat affiliates	4,701	5,224	1,985	2,122	2,716	3,102
Other	5,907	6,133	2,518	2,435	3,389	3,698
Intersegment	—	—	—	—	2,381	2,295

Total debt	10,608	11,357	4,503	4,557	8,486	9,095

Less:
Cash and cash equivalents	670	633	155	173	515	460
Deposits in Fiat affiliates cash management pools	1,452	2,058	1,079	1,666	373	392
Intersegment notes receivable	—	—	2,381	2,295	—	—

Net debt	$8,486	$8,666	$888	$423	$7,598	$8,243

At March 31, 2009, CNH had approximately $2.0 billion available under $8.4 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $3.0 billion.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the three months ended March 31, 2009 and 2008, consolidated effective income tax rates were (17.5)% and 38.2%, respectively. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, provisioning of unrecognized tax benefits, and enacted changes in tax rates. For 2008, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized and enacted changes in tax rates.

The Company is engaged in competent authority income tax proceedings at March 31, 2009. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $45 million to $50 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery in accordance with FASB Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

9.	Restructuring – During the three months ended March 31, 2009 and 2008, CNH recognized restructuring expense of approximately $2 million and $18 million, respectively. Restructuring expense in the first quarter of 2009 primarily relates to severance and other costs incurred due to headcount reductions and plant closures. During the three months ended March 31, 2009 and 2008, CNH recorded cash utilization of approximately $5 million and $15 million, respectively. Cash utilization recorded in first quarter of 2009 primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2009 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2009	$294
Current year provision	92
Claims paid and other adjustments	(76)
Currency translation adjustment	(5)

Balance at March 31, 2009	$305

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment of the realizability of the Company's deferred tax assets may significantly impact CNH's results of operations and financial position in the period that such a determination is made.

CNH was involved in a consolidated arbitration proceeding (the “Arbitration”). The Arbitration related to a Services Agreement between CNH and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain CNH subsidiaries in Europe. The dispute arose following CNH’s termination of the Services Agreement in January 2005 and involved CNH’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH and unpaid. The Tribunal in the Arbitration issued a

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

partial decision on liability issues in August 2007, finding, among other things, that CNH was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it suffered with respect to lost profits.

In 2007 and 2008, CNH made payments to PGN in respect of certain unpaid invoices claimed by PGN outside of the Arbitration ,and claims which the Tribunal held CNH was responsible for and with respect to which CNH did not have an objection as to amount. The parties are now working to calculate the remaining amounts to be paid in connection with this matter. CNH does not expect a material impact to financial statements from the final settlement of this matter.

11.	Shareholders’ Equity – As of March 31, 2009, CNH had 237.4 million common shares outstanding.

12.	Earnings (Loss) per Share – The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three months ended March 31, 2009 and 2008:

	Three Months Ended March 31,
	2009	2008
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH	$(126)	$112

Weighted average common shares outstanding - basic	237.4	237.2

Basic earnings (loss) per share attributable to CNH common shareholders	$(0.53)	$0.47

Diluted:
Net income (loss) attributable to CNH	$(126)	$112

Weighted average common shares outstanding - basic	237.4	237.2
Effect of dilutive securities (when dilutive): Stock compensation plans	—	0.5

Weighted average common shares outstanding - dilutive	237.4	237.7

Diluted earnings (loss) per share attributable to CNH common shareholders	$(0.53)	$0.47

13.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months ended March 31, 2009 and 2008 are as follows:

	Three Months Ended March 31,
	2009	2008
	(in millions)
Net income (loss)	$(133)	$117
Other comprehensive income (loss), net of tax
Cumulative translation adjustment	(72)	123
Deferred gains (losses) on derivative financial instruments	(16)	23
Unrealized gains (losses) on retained interests in securitization transactions	(1)	(2)
Minimum pension liability adjustment	9	(3)

Comprehensive income (loss)	(213)	258

Less: Comprehensive income (loss)attributable to noncontrolling interests	(9)	11

Comprehensive net income (loss) attributable to CNH	$(204)	$247

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

14.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2009 and 2008 is as follows:

	Three Months Ended March 31,
	2009	2008
	(in millions)
Trading profit reported to Fiat under IFRS	$64	$296
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(10)	(11)
Accounting for intangible assets, primarily product development costs	(25)	(11)
Restructuring	(2)	(18)
Net financial expense	(70)	(72)
Accounting for receivable securitizations and other	(54)	(19)

Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$(97)	$165

The following summarizes trading profit under IFRS by segment:

	Three Months Ended March 31,
	2009	2008
	(in millions)
Agricultural Equipment	$108	$196
Construction Equipment	(103)	5
Financial Services	59	95

Trading profit under IFRS	$64	$296

15.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Income (Loss) Before Restructuring and Earnings (Loss) Per Share Before Restructuring, After Tax

CNH defines net income (loss) before restructuring, after tax, as U.S. GAAP net income (loss) attributable to CNH, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income (loss) attributable to CNH to net income before restructuring, after tax and the related pro-forma computation of earnings (loss) per share:

	Three Months Ended March 31,
	2009	2008
	(in millions, except per share data)
Basic:
Net income (loss) attributable to CNH	$(126)	$112

Restructuring, after tax:
Restructuring	2	18
Tax benefit	(1)	(5)

Restructuring, net of tax	1	13

Net income (loss) before restructuring, after tax	$(125)	$125

Weighted average common shares outstanding - basic	237.4	237.2

Basic earnings (loss) per share before restructuring, after tax	$(0.53)	$0.53

Diluted:
Net income (loss) before restructuring, after tax	$(125)	$125

Weighted average common shares outstanding - basic	237.4	237.2
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.5

Weighted average common shares outstanding - dilutive	237.4	237.7

Diluted earnings (loss) per share before restructuring, after tax	$(0.53)	$0.53

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

	Three Months Ended March 31,
	2009		2008
	(in millions)
Net sales	$3,052	100.0%	$4,099	100.0%
Less:
Cost of goods sold	2,627	86.1%	3,399	82.9%

Gross profit	425	13.9%	700	17.1%
Less:
Selling, general and administrative	293	9.6%	330	8.1%
Research and development	93	3.0%	106	2.6%

Industrial operating profit	$39	1.3%	$264	6.4%

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net Debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt is shown below:

	Equipment Operations		Financial Services
	March 31, 2009	December 31, 2008	March 31, 2009	December 31, 2008
	(in millions)
Total Debt	$4,503	$4,557	$8,486	$9,095
Less:
Cash and cash equivalents	155	173	515	460
Deposits in Fiat affiliates cash management pools	1,079	1,666	373	392
Intersegment notes receivables	2,381	2,295	—	—

Net Debt	$888	$423	$7,598	$8,243

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of March 31, 2009 using December 31, 2008 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	March 31, 2009	March 31, 2009 at December 31, 2008 FX Rates	December 31, 2008
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,290	$1,320	$1,424
Accounts, notes receivable and other – net – Intersegment	66	66	54

Accounts, notes receivable and other – net – Total	1,356	1,386	1,478

Inventories	4,537	4,638	4,485

Accounts payable – Third party	(2,322)	(2,386)	(2,691)
Accounts payable – Intersegment	(106)	(106)	(169)

Accounts payable – Total	(2,428)	(2,492)	(2,860)

Working Capital	$3,465	$3,532	$3,103

CNH Global N.V.

Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior year actual net sales and current year net sales translated at prior year average exchange rates. Elimination of the currency translation effect provides constant comparisons without the distortion of currency rate fluctuations.

The following table presents the change in Equipment Operations first quarter 2009 and 2008 net sales as reported and on a comparable basis:

	Three Months Ended March 31,
	2009	2008	% Change
Agricultural equipment net sales (as reported)	$2,572	$2,925	(12.1)%
Effect of currency translation	307	—	10.5%

Agriculture equipment net sales on a comparable basis	2,879	$2,925	(1.6)%

Construction equipment net sales (as reported)	$480	$1,174	(59.1)%
Effect of currency translation	54	—	4.6%

Construction equipment net sales on a comparable basis	534	1,174	(54.5)%